ParkerVision Reports Third Quarter 2018 Results

Management to Host Conference Call and Webcast Today at 4:30 p.m. ET

JACKSONVILLE, Fla., November 14, 2018 – ParkerVision, Inc. (OTCQB:PRKR), a developer and marketer of technologies and products for wireless applications, today announced results for the three and nine months ended September 30, 2018.

Third Quarter 2018 Summary and Recent Developments

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During the third quarter of 2018, the Company restructured its operations in order to reduce its ongoing operating expenses. The Company plans to predominantly focus resources to support its patent enforcement and licensing program.  The restructuring included a reduction in workforce and the closure of the Company’s engineering design center in Lake Mary, Florida.

•	Licensing/Patent Enforcement
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The Federal Circuit upheld the PTAB decision in the IPRs filed by Qualcomm against ParkerVision’s ‘940 Patent with method claims of the ‘940 Patent determined to be patentable. With the Company’s ‘940 Patent and ‘372 Patent having survived Qualcomm’s IPR challenges, the Company anticipates requesting the stay be lifted in the Orlando, Florida district court case where these patents and others have been asserted against Qualcomm in an infringement lawsuit that was filed in 2014.

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The Company is awaiting the claim construction, or Markman, order in its patent infringement case against Qualcomm and Apple in Jacksonville district court following an August 31, 2018 hearing and expects the order will be issued by the court in the near term.

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The Federal Patent Court in Munich ruled that ParkerVision’s German ‘831 Patent is invalid; the Company is evaluating its options to appeal this decision which impacts the German cases against LG and Apple for their products that incorporate Qualcomm chipsets.  The ‘831 Patent has no impact on any other case currently pending.

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The Company expects the final hearing in the German infringement case involving its ‘853 Patent against Apple for its products that incorporate Intel chipsets no later than March 2019.  The Company has been advised that an earlier hearing date is possible as openings become available on the court’s calendar.  The Company is requesting injunctive relief from the German court.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “We remain optimistic about a number of near-term milestones in our patent enforcement actions, particularly the upcoming decision in the Apple case in Germany involving Intel chipsets and our Markman ruling from the Jacksonville district court.   Given what we believe is the widespread infringement of our patents applicable to billions of shipped units, it is our view that the continued commitment to the enforcement of our patent rights is the best use of our resources given the significance of a favorable outcome to our shareholders.”

Parker continued, “Unfortunately, with the capital resources we have available, we had to make the difficult decision to curtail the investments in chip design activities as well as further development and marketing of our Milo products.  We are exploring all opportunities to continue the Milo program as we believe Milo is a quality product that would be successful if resources were available for more aggressive promotion.”

Third Quarter and Nine Month Financial Results

•	Net loss for the third quarter of 2018 was $4.8 million, or $0.19 per common share, compared to a $4.4 million, or $0.24 per common share, for the third quarter of 2017.
•	Net loss for the nine months ended September 30, 2018 was $13.6 million, or $0.59 per common share, compared to $12.9 million, or $0.76 per common share, for the nine months ended September 30, 2017.
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Our 2018 third quarter and nine month results include restructuring charges of approximately $0.6 million and inventory impairment charges of approximately $1.0 million.  We anticipate our cost reduction measures will result in approximately $8.0 million in annual savings.

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We received approximately $1.9 million from the sale of equity securities and approximately $1.3 million from the sale of convertible notes during the third quarter of 2018.   The proceeds from these offerings were used to fund operations for the quarter.

Conference Call

The Company will host a conference call and webcast on November 14, 2018 at 4:30 p.m. Eastern to review its third quarter 2018 financial results. The conference call will be accessible by telephone at 1-877-407-8031, conference ID# 41179, at least five minutes before the scheduled start time.  International callers should dial 1-201-689-8031. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference webcast will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary radio-frequency (RF) technologies, which enable advanced wireless solutions for current and next generation communications networks.  ParkerVision also develops and markets a family of products under the Milo® brand that leverages existing WiFi infrastructure to create more optimal Wifi configuration and superior coverage for small businesses and consumers.  For more information please visit www.parkervision.com and www.milowifi.com. (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10-K for the year ended December 31, 2017 and the Forms 10-Q for the quarters ended March 31, June 30, and September 30, 2018. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Contact:
Cindy Poehlman		Jean Young
Chief Financial Officer	Or	The Piacente Group
ParkerVision, Inc.		212-481-2050, parkervision@tpg-ir.com
904-732-6100, cpoehlman@parkervision.com

(TABLES FOLLOW)

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ParkerVision, Inc.

Balance Sheet Highlights

(in thousands)	(unaudited) September 30, 2018	December 31, 2017
Cash, cash equivalents and restricted cash equivalents	$267	$1,354
Available-for-sale securities	-	26
Accounts receivable, prepaid and other current assets	672	1,038
Inventories	225	1,025
Property and equipment, net	272	376
Intangible assets & other	4,261	5,091
Total assets	$5,697	$8,910

Current liabilities	$4,276	$3,659
Long-term liabilities	19,671	16,495
Shareholders’ (deficit) equity	(18,250)	(11,244)
Total liabilities and shareholders’ (deficit) equity	$5,697	$8,910

ParkerVision, Inc.

Summary of Results of Operations (unaudited)

	Three Months Ended		Nine Months Ended
(in thousands, except per share amounts)	September 30,		September 30,
	2018	2017	2018	2017
Product revenue	$13	$-	$128	$-
Cost of sales	(12)	-	(96)	-
Inventory impairment charge	(975)	-	(1,017)	-
Gross margin	(974)	-	(985)	-

Research and development expenses	685	911	2,560	3,538
Selling, general and administrative expenses	2,522	3,423	8,401	9,481
Restructuring charges	607	-	607	-
Total operating expenses	3,814	4,334	11,568	13,019

Interest and other income (expense)	(24)	(8)	(56)	(26)
Change in fair value of contingent payment obligation	(26)	(38)	(1,013)	129
Total interest and other	(50)	(46)	(1,069)	103

Net loss	$(4,838)	$(4,380)	$(13,622)	$(12,916)

Basic and diluted net loss per common share	$(0.19)	$(0.24)	$(0.59)	$(0.76)

Weighted average shares outstanding	25,997	18,026	23,282	16,923

ParkerVision, Inc.

Condensed Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended		Nine Months Ended
(in thousands)	September 30,		September 30,
	2018	2017	2018	2017
Net cash used in operating activities	$(2,940)	$(3,174)	$(9,066)	$(11,054)
Net cash provided by (used in) investing activities	2	1,773	19	(335)
Net cash provided by financing activities	3,106	985	7,960	10,656

Net increase (decrease) in cash, cash equivalents & restricted cash equivalents	168	(416)	(1,087)	(733)

Cash, cash equivalents & restricted cash equivalents - beginning of period	99	852	1,354	1,169

Cash, cash equivalents & restricted cash equivalents - end of period	$267	$436	$267	$436

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